UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLEAN ENERGY TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

1818452H107

(CUSIP Number)

MGW Investment I LTD	THE NEWMAN LAW FIRM, PLLC
c/o Elian Fiduciary Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman, KY1-9007 Cayman Islands	1872 Pleasantville Road, Suite 177 Briarcliff Manor, NY 10510 (914) 762-4265

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications)

May 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. MGW Investment I LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,086,476,334
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,086,476,334

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,086,476,334
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 78.84
14	Type of Reporting Person IV

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1	Names of Reporting Persons. Calvin Sean Pang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Canada/Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,086,476,334
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,086,476,334

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,086,476,334
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 78.84%
14	Type of Reporting Person IN

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Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Clean Energy Technologies, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2990 Redhill Ave, Costa Mesa, California 92626.

As previously reported on Schedule 13D filed with the Securities and Exchange Commission on July 3, 2018, (the “July 3, 2018 13D’) the Reporting Persons (as defined below) purchased 615,629,334 shares of Common Stock, which number included: 302,462,667 shares of Common Stock, 313,166,667 shares of Common Stock underlying a $939,500 Convertible Note (“$939,500 Convertible Note”) of the Company held by MGWI (as defined below) which may be converted at a conversion price of $.003 per share, and 51,041,000 shares underlying a $153,123 Convertible Note (the “$153,123 Convertible Note”) of the Company held by MGWI convertible at $.003 per share.

On May 31, 2019, MGWI entered into a Subscription Agreement to purchase Units (the “Units”) consisting of one share of Common Stock and a Warrant (“Warrant”) to purchase one share of Common Stock at a purchase price of $.04 per share expiring on May 31, 2020. As a result of the foregoing transaction the Reporting Persons purchased 168,000,000 shares of Common Stock and Warrants to purchase 168,000,000 shares of Common Stock. The Common Stock purchased by the Reporting Persons and the Common Stock issuable pursuant to the $939,500 Convertible Note and the $153,123 Convertible Note, together will all interest due thereon to the date hereof are referred to the “Subject Shares.”

The Subject Shares represent approximately 78.84% of the outstanding shares of Common Stock based on 762,130,989 shares of Common Stock outstanding as of May 14, 2020.

Item 2. Identity and Background

(a), (f)This statement is being filed by:

(i) MGW Investment I, Ltd., a Cayman Islands limited company (“MGWI”).

(ii) Calvin Pang, a citizen of Canada and Hong Kong (together with MGWI, the (“Reporting Persons”)

The Reporting Persons have entered into a joint filing agreement, dated May 15, 2020.

(b) The address of the principal business of each of the Reporting Persons is c/o Elian Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9007, Cayman Islands

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(c) MGWI’s principal business is to serve as an investment fund for non- U.S. citizens.

Calvin S. Pang serves as the Director and Investment Manager of MGWI. He is the Chief Financial Officer and a Director of the Issuer.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Subject Shares was derived from the capital of MGWI. Item 3 of the July 3, 2018 13D is incorporated by reference herein.

On May 31, 2019, Clean Energy Technologies, Inc., a Nevada corporation, (the “Company”) and MGW Investment I Limited, a limited company organized under the laws of the Cayman Islands (“MGWI”) entered into a subscription agreement pursuant to which the Company agreed to sell 168,000,000 units (each a “Unit” and together the “Units”) to MGWI for an aggregate purchase price of $1,999,200, or $.0119 per Unit, with each unit consisting of one share of common stock, par value $.001 per share (the “Common Stock”) and a warrant (the “Warrant”) to purchase one share of common stock. The Common Stock will be issued to MGWI at such time as the Company increases the number of shares of its authorized Common Stock. The Warrant is exercisable at $.04 per share of Common Stock and expires one year from the date of issuance.

Mr. Pang serves as Director and Investment Manager of MGWI.

Item 4. Purpose of Transaction

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment. MGWI invested $1,999,200, into the Issuer for working capital purposes.

Item 5. Interest in Securities of the Issuer

(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

(c)	Not applicable.

(d)	MGWI has the right to receive dividends from, and the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated by reference herein.

Calvin Pang is a Director and Chief Financial Officer of the Issuer. Calvin Pang is a Director and Chief Investment Officer of MGWI. Under the rules promulgated by the Securities and Exchange Commission under Section 13, he is considered to be the beneficial owner of the Subject Shares. Other than set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Persons have not pledged any securities of the Issuer nor do the Reporting Persons hold any securities of the Issuer, other than as disclosed herein, subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement, dated May 15, 2020, by and among the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2020

MGW INVESTMENT I LIMITED

/s/ Robert Newman
Name:	Robert Newman, Esq.
Title:	Authorized Attorney-In-Fact
For MGWI Investment I Limited

/s/ Robert Newman
Name:	Robert Newman, Esq.
Title:	Authorized Attorney-In-Fact for Mr. Calvin Sean Pang

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